14041185

7/18/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockport Venture Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Van Duyne, Bruno + Co., P.A.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 10 2014
REGISTRATIONS BRANCH

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/15/14

ROCKPORT VENTURE SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
(OTHER LEGAL AND REGULATORY REQUIREMENTS)

December 31, 2013

ROCKPORT VENTURE SECURITIES, LLC

TABLE OF CONTENTS

December 31, 2013

	PAGE
Independent auditor's report	1 - 2
Financial statements	
Statement of financial condition	3
Statement of income	4
Statement of changes in member's equity	5
Statement of cash flows	6
Notes to financial statements	7 - 14
Supplementary information - other legal and regulatory requirements	
Statement of net capital pursuant to SEC Rule 15c3-1	15
Statement of reserve requirements pursuant to SEC Rule 15c3-3	16

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

INDEPENDENT AUDITOR'S REPORT

To the Member
of Rockport Venture Securities, LLC

We have audited the accompanying financial statements of Rockport Venture Securities, LLC (a Delaware Limited Liability Company), which comprise the statement of financial condition as of December 31, 2013, and the related statement of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of, Rockport Venture Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com
312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the statements of net capital pursuant to SEC Rule 15c3-1 and reserve requirements pursuant to SEC Rule 15c3-3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Van Duyne, Bruno & Co.

Pine Brook, NJ

February 25, 2014

ROCKPORT VENTURE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Current assets	
Cash and cash equivalents	$ 89,772
Accounts receivable	27,190
Prepaid expenses	2,088
Marketable securities	59,972
Total current assets	179,022
Property, plant, and equipment	
Computer equipment	26,035
Furniture and fixtures	15,807
	41,842
Less: accumulated depreciation	(36,285)
Net property and equipment	5,557
Total assets	$ 184,579

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Accounts payable	$ 4,690
Accrued expenses	6,500
Total liabilities	11,190
Member's equity	
Additional paid in capital	39,523
Member's capital	133,866
Total member's equity	173,389
Total liabilities and member's equity	$ 184,579

See notes to the financial statement.

ROCKPORT VENTURE SECURITIES, LLC
STATEMENT OF INCOME
For The Year Ended December 31, 2013

Revenue	
Fee income	$ 339,838
Operating expenses	
Bank fees	552
Conferences	995
Consulting fees	41,112
Depreciation	3,318
Donations	1,000
Dues and subscriptions	1,113
Employee benefits	3,733
FINRA fees	3,264
Insurance	2,549
Meals and entertainment	10,215
Office salaries	24,000
Office supplies	1,404
Payments to member	160,169
Payroll processing fees	795
Payroll taxes	2,194
Postage	86
Professional fees	28,828
Rent	7,000
Repairs and maintenance	2,010
Telecommunications	15,801
Travel	18,574
Total operating expenses	328,712
Income from operations	11,126
Interest expense	38
Income before income tax	11,088
Income taxes - state	5,032
Net income	$ 6,056

See notes to the financial statement.

ROCKPORT VENTURE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For The Year Ended December 31, 2013

	Total	Additional paid-in capital	Member's Capital
Balance at beginning of year - January 1, 2013	$ 127,810	$ -	$ 127,810
Net income - December 31, 2013	6,056	-	6,056
Additional paid-in capital	39,523	39,523	-
Member's equity - December 31, 2013	$ 173,389	$ 39,523	$ 133,866

See notes to the financial statement.

ROCKPORT VENTURE SECURITIES, LLC
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2013

Cash Flows From Operating Activities		
Net income	$	6,056
Adjustments to reconcile net income to net cash flows used in operating activities		
Depreciation		3,318
Changes in operating assets and liabilites:		
Increase in accounts receivable		(27,190)
Increase in prepaid expenses		(2,088)
Decrease in accounts payable		(4,690)
Increase in accrued expenses		6,500
Net cash used in operating activities		(18,094)
Cash Flows From Investing Activities		
Purchase of furniture and equipment		(4,578)
Net cash used in investing activities		(4,578)
Net decrease in cash		(22,672)
Cash at January 1, 2013		112,444
Cash at December 31, 2013	$	89,772
Supplemental disclosures		
Cash paid during the year for interest	$	38
Cash paid during the year for income taxes	$	5,032
Additional paid in capital from exercise of warrants	$	39,523

See notes to the financial statement.

ROCKPORT VENTURE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1 – Summary of Significant Accounting Policies

Nature of operations

The Company was organized on May 18, 2001 and commenced active operations on November 6, 2001. Its principal business activity is to provide private placement services for companies located throughout the United States and Europe. The Company is a wholly owned subsidiary of Rockport Venture Partners, LLC.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Marketable securities

The Company accounts for marketable securities in accordance with U.S. generally accepted accounting principles which require that investments in marketable equity securities be designated as trading, available-for-sale or held-to-maturity. Trading securities are reported at fair value, with changes in fair value included in earnings. Available for sale securities are reported at fair value, with net unrealized gains and losses included in "other comprehensive income", a component of "accumulated other comprehensive income" which is a separate part of member's equity. Held-to-maturity debt securities are reported at amortized cost.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Accounts receivable have been reviewed by management and it has been determined that there is no requirement for an allowance for doubtful accounts receivable at December 31, 2013.

Note 1 – Summary of Significant Accounting Policies (continued)

Statement of cash flows

The Company is in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5 years.

Income taxes

The Company and its parent, Rockport Venture Partners, LLC, have elected to be taxed as a partnership and, accordingly, do not pay income taxes on its taxable income. Instead, the members of Rockport Venture Partners, LLC are liable for individual income taxes on their proportionate share of the Company's taxable income. In determining the recognition of uncertain tax positions, the Company applies a more-likely-than-not recognition threshold and determines the measurement of uncertain tax positions considering the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with taxing authorities. As of December 31, 2013, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company is generally subject to potential examination by taxing jurisdictions for the prior three years.

Financial instruments

The Company's financial instruments are cash and cash equivalents, accounts receivable, prepaid expenses, inventory - securities, accounts payable and accrued expenses. The recorded values of cash and cash equivalents and accrued expenses approximate their fair values based on their short-term nature. The recorded values of inventory - securities approximate their fair value based on market quotes.

Note 1 – Summary of Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Placement fees are recognized on a trade date basis..

Investments – Inventory and fair value

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 1 – Summary of Significant Accounting Policies (continued)

Investments – Inventory and fair value (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The fair value of substantially all securities is determined by quoted market prices and are classified as Level 1. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market and are classified as Level 2. Gains or losses on securities sold are based on the specific identification method.

The marketable securities held at December 31, 2013 are classified as Level 1.

Note 2 – Cash and Cash Equivalents

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 – Prepaid Expenses

Prepaid expenses at December 31, 2013are summarized as follows:

	2013
Prepaid FINRA fees	$ 2,088

Note 4 – Inventory Securities

The Company's inventory – securities is comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities at December 31, 2013. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

The composition of trading securities, classified as current assets, is as follows at December 31, 2013:

	Cost	Fair Value
Public equities, small cap	$ 0	$ 59,972

Trading securities consist of marketable equity securities, which are held for an indefinite period, and are carried at fair value. Unrealized holding gains on such securities amounted to $20,449 at December 31, 2013.

Note 5 – Property, Plant & Equipment

Depreciation expense of property, plant, and equipment amounted to $3,318 for December 31, 2013, as shown on the statement of income.

Note 6 – SIPC Assessment Reconciliation Pursuant To SEC Rule 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the Company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

Note 7 – Commitments

The Company leases office space in New Jersey. Rather than signing a formal lease agreement, the lease is based on a month-to-month agreement, in which the Company has the right to terminate this lease at any time, as does the landlord. The monthly rent expense remains the same, as based on the lease agreement.

Rent expense amounted to $7,000 for the year ended December 31, 2013, as shown on the statement of income.

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2013, the Company had net capital of $84,139 which exceeded its required net capital by $79,139.

Note 9 - Recent accounting pronouncements

ASU 2013-02- Other Comprehensive Income (Topic 220) requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For nonpublic entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted.

ASU 2013-03- Financial Instruments (Topic 825) is an amendment which clarifies that the requirement to disclose "the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3)" does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position but for which fair value is disclosed. The amendments are effective upon issuance, February 2013. The adoption of this ASU did not have any impact on the financial statements.

ASU 2013-04- Liabilities (Topic 405) contains amendments to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this update is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this Update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years and interim periods within those years beginning after December 15, 2013.

Note 9 - Recent accounting pronouncements (continued)

ASU 2013-07- Presentation of Financial Statements (Topic 205) clarifies when an entity should apply the liquidation basis of accounting and provides principles for the measurement of assets and liabilities under the liquidation basis of accounting as well as any required disclosures. The amendments require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is imminent when the likelihood is remote that the entity will return from liquidation and either (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties or (b) a plan for liquidation is being imposed by other forces (for example, involuntary bankruptcy). If a plan for liquidation was specified in the entities governing documents from the entity's inception (for example, limited-life entities), the entity should apply the liquidation basis of accounting only if the approved plan for liquidation differs from the plan for liquidation that was specified at the entity's inception. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013. Early adoption is permitted.

ASU 2013-11- Income Taxes (Topic 740) contains amendments that provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss or tax credit carryforward exists. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption is permitted.

Note 10 – Warrants

In connection with certain private placement services rendered, the Company received warrants to purchase common stock in non-marketable securities of certain privately held companies. The Company recorded the warrants at fair value as of December 31, 2012. The Company estimated the value of the warrants to be worthless as of December 31, 2012. During fiscal year 2013, the warrants were exercised and converted into $39,523 of such non-marketable securities which is valued at fair market and included as additional paid in capital in the Statement of Financial Condition.

Note 11 – Retirement Plan

The Company sponsors a Simplified Employee Pension (SEP) Plan. Employer contributions to the Plan are at the Company's discretion. There were no contributions to the Plan for the year ended December 31, 2013.

Note 12 – Major Customers

For the year ended December 31, 2013, fee income from four customers amounted to approximately $319,000.

Note 13 – Subsequent Events

Management has evaluated subsequent events through February 25, 2014, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION
OTHER LEGAL AND REGULATORY REQUIREMENTS

ROCKPORT VENTURE SECURITIES, LLC
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
December 31, 2013

Net capital, member's equity		$ 173,389
Less nonallowable assets		89,250
Net capital		84,139
Aggregate indebtedness		11,190
Computed minimum net capital required (6.67% of aggregate indebtedness)		746
Minimum net capital required (under SEC Rule 15c3-1)		5,000
Excess net capital ($84,139 - $5,000)		79,139
Percent of aggregate indebtedness to net capital	$ 11,190 / $ 84,139	13%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2013.

See independent auditor's report.

ROCKPORT VENTURE SECURITIES, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

The Company is exempt from Securities Exchange Commission("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive benefit of Customers."